                                                                   EXHIBIT 13.2

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT


The Board of Directors and Shareholders
Marine Drilling Companies, Inc.:


         We have reviewed the accompanying consolidated balance sheet of Marine Drilling Companies, Inc. and subsidiaries as of June 30, 2001, the related consolidated statements of operations for the three-month and six-month periods ended June 30, 2001 and 2000, and the related consolidated statements of cash flows for the six-month periods ended June 30, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management.

         We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

         Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

         We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Marine Drilling Companies, Inc. and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended (not presented herein); and in our report dated January 23, 2001, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2000 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                              KPMG LLP



Houston, Texas
July 24, 2001

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)


                                                                       JUNE 30,      December 31,
                                                                        2001            2000
                                                                      ---------      ------------
                                                                     (Unaudited)
                                     ASSETS

Current Assets:
   Cash and cash equivalents                                          $   4,902       $   4,190
   Accounts receivable - trade and other, net                            69,336          49,771
   Income tax receivable                                                  1,284           1,041
   Prepaid expenses and other                                             3,098           1,826
   Inventory                                                                534             510
                                                                      ---------       ---------

       Total current assets                                              79,154          57,338

Property and equipment                                                  749,965         741,795
   Less accumulated depreciation                                        163,966         140,553
                                                                      ---------       ---------

       Property and equipment, net                                      585,999         601,242
Other                                                                       896           2,125
                                                                      ---------       ---------

                                                                      $ 666,049       $ 660,705
                                                                      =========       =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable                                                   $  10,376       $   7,396
   Accrued expenses                                                      19,927          17,568
   Income tax payable                                                     4,124             947
   Employer's liability claims, current                                     501             435
                                                                      ---------       ---------

       Total current liabilities                                         34,928          26,346

Long-term debt                                                               --          75,000

Other non-current liabilities                                             1,421           1,275

Deferred income taxes                                                    87,455          71,748

Shareholders' equity:
   Common stock, par value $.01.  Authorized 200,000,000 shares;
     issued and outstanding 58,712,270 and 58,561,785 shares,
     as of June 30, 2001 and December 31, 2000, respectively                587             586
   Common stock restricted                                                 (343)           (538)
   Additional paid-in capital                                           291,247         288,096
   Retained earnings from January 1, 1993                               250,754         198,192
                                                                      ---------       ---------

       Total shareholders' equity                                       542,245         486,336
                                                                      ---------       ---------

Commitments and contingencies                                                --              --
                                                                      ---------       ---------
                                                                      $ 666,049       $ 660,705
                                                                      =========       =========


         See notes to consolidated financial statements and accompanying independent accountants' review report.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)
                                   (Unaudited)


                                           THREE MONTHS ENDED               SIX MONTHS ENDED
                                                JUNE 30,                        JUNE 30,
                                        -------------------------       -------------------------
                                          2001            2000            2001            2000
                                        ---------       ---------       ---------       ---------
Revenues                                $  97,765       $  58,962       $ 182,639       $ 111,442

Costs and Expenses:
     Contract drilling                     32,651          29,567          64,354          57,187
     Depreciation and amortization         11,798          10,897          23,506          21,700
     General and administrative             3,948           3,560           7,682           7,012
                                        ---------       ---------       ---------       ---------

                                           48,397          44,024          95,542          85,899
                                        ---------       ---------       ---------       ---------

       Operating income                    49,368          14,938          87,097          25,543
                                        ---------       ---------       ---------       ---------

Other Income (expense):
     Interest expense                        (447)         (2,963)         (1,615)         (6,396)
     Interest income                          127              95             238             291
     Other income (expense)                (4,872)            677          (4,542)          1,032
                                        ---------       ---------       ---------       ---------

                                           (5,192)         (2,191)         (5,919)         (5,073)
                                        ---------       ---------       ---------       ---------

Income before income taxes                 44,176          12,747          81,178          20,470

Income tax expense                         15,573           4,834          28,616           7,779
                                        ---------       ---------       ---------       ---------

Net income                              $  28,603       $   7,913       $  52,562       $  12,691
                                        =========       =========       =========       =========

Earnings per share:
     Basic                              $    0.49       $    0.14       $    0.90       $    0.22
     Diluted                            $    0.48       $    0.13       $    0.88       $    0.21

Average common shares outstanding:
     Basic                                 58,698          58,399          58,663          58,268
     Diluted                               59,529          59,318          59,536          59,105


         See notes to consolidated financial statements and accompanying independent accountants' review report.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (In thousands, except share data)
                                   (Unaudited)

                                                                                  SIX MONTHS ENDED
                                                                                      JUNE 30,
                                                                               -----------------------
                                                                                 2001           2000
                                                                               --------       --------
Cash Flows From Operating Activities:
    Net income                                                                 $ 52,562       $ 12,691
    Adjustments to reconcile net income to net cash provided
      by operating activities:
        Deferred income taxes                                                    15,707          6,282
        Tax benefits related to common stock issued pursuant to
          long-term incentive plan                                                1,084          1,786
        Depreciation and amortization                                            23,506         21,700
        Changes in operating assets and liabilities:
          Receivables                                                           (19,565)        (3,945)
          Income tax receivable                                                    (243)        18,904
          Other current assets                                                   (1,296)          (982)
          Payables, accrued expenses and employer's liability claims              8,728         (1,379)
          Other                                                                   1,564            275
                                                                               --------       --------
            Net cash provided by operating activities                            82,047         55,332
                                                                               --------       --------

Cash Flows From Investing Activities:
    Purchase of equipment                                                        (8,327)       (30,739)
    Proceeds from disposition of equipment                                          303            939
                                                                               --------       --------
            Net cash used in investing activities                                (8,024)       (29,800)
                                                                               --------       --------

Cash Flows From Financing Activities:
    Proceeds from long-term debt                                                     --          2,000
    Payments on long-term debt                                                  (75,000)       (47,000)
    Proceeds from sale of common stock                                               --         18,461
    Proceeds from exercise of stock options                                       1,689          2,945
                                                                               --------       --------
            Net cash used in financing activities                               (73,311)       (23,594)
                                                                               --------       --------


Net increase in cash and cash equivalents                                           712          1,938
Cash and cash equivalents at beginning of period                                  4,190          4,664
                                                                               --------       --------
Cash and cash equivalents at end of period                                     $  4,902       $  6,602
                                                                               ========       ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Interest paid                                                              $  1,538       $  7,214
    Income taxes paid                                                             8,790            124

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
    Issuance of no shares in 2001 and 5,000 shares in 2000, of restricted
       common stock                                                            $     --       $    137
    Forfeitures of 425 and 1,200 shares in 2001 and 2000 respectively, of
       restricted common stock                                                       (7)           (19)


         See notes to consolidated financial statements and accompanying independent accountants' review report.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

(1)      INTERIM FINANCIAL INFORMATION

         The consolidated interim financial statements of Marine Drilling Companies, Inc. (the "Company" or the "Registrant") presented herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and notes required by accounting principles generally accepted in the United States of America for complete financial statements have been condensed or omitted. In the opinion of management, these statements include all adjustments (all of which consist of normal recurring adjustments except as otherwise noted herein) necessary to present fairly the Company's financial position and results of operations for the interim periods presented. The financial data for the six months ended June 30, 2001 included herein has been subjected to a limited review by KPMG LLP, the Registrants' independent accountants, whose report is included herein. These statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results of operations that may be expected for the year.

(2)      EARNINGS PER SHARE

         The Company's basic earnings per share, which is based upon the weighted average common shares outstanding - without the dilutive effects of common stock equivalents (options, warrants, etc.), for the quarters ended June 30, 2001 and 2000 is $0.49 and $0.14, respectively. Common stock equivalents with a weighted average of 830,904 and 873,465 are reflected in the calculation of diluted earnings per share for the three and six-month periods ended June 30, 2001, respectively. For the three and six-month periods ended June 30, 2001, there were 986,000 and 906,000 stock options outstanding, respectively, which were not included in the computation of diluted earnings per share. For the three and six-month periods ended June 30, 2000, there were 40,000 and 115,000 stock options outstanding, respectively, that were not included in the computation of diluted earnings per share because the exercise price of these options was greater than the average market price of the common shares. No adjustment to net income was made in calculating diluted earnings per share for the three and six-month periods ended June 30, 2001 and 2000.

(3)      CREDIT FACILITY

         On August 12, 1998, the Company entered into a credit agreement (the "Credit Facility") with a consortium of domestic and international banks providing financing of up to $200 million to be used for rig acquisitions and upgrades as well as for general corporate purposes. The Credit Facility is a five-year revolving credit facility and is secured by substantially all of the Company's assets, including a majority of its rig fleet. The Company and its subsidiaries are required to comply with various covenants and restrictions, including, but not limited to, the maintenance of financial ratios and the restriction on payments of dividends. Interest accrues at a rate of (i) London Interbank Offered Rate ("LIBOR") plus a margin determined pursuant to a debt to EBITDA calculation or (ii) prime if a Base Rate Loan.

         On September 21, 1999, the Company amended the Credit Facility. The significant elements of the amendment include (i) an increase in the maximum permitted ratio of debt to EBITDA to 4 to 1 compared to the original 3 to 1,
(ii) a modification to the definition of EBITDA to give pro forma effect to certain newly acquired assets or long-term contracts, and (iii) a change to the definition of working capital to include any available commitments under the Credit Facility for purposes of satisfying the positive working capital requirement. Also, the margin over LIBOR that the Company pays under the Credit Facility was increased from a range of 75 to 125 basis points to 100 to 250 basis points.

         As of June 30, 2001 there was no amount outstanding under the Credit Facility.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


         During the six months ended June 30, 2001, the Company incurred $1.6 million of interest expense, including amortization of deferred financing costs related to the Credit Facility. Interest expense for the construction and refurbishment of qualifying assets is capitalized. Accordingly, there was no capitalized interest expense for the six months ended June 30, 2001 and 2000.

(4)      COMMITMENTS AND CONTINGENCIES

         Jagson International Limited ("Jagson"), an Indian entity, had brought suit against Marine Drilling Companies, Inc. and one of its subsidiaries, Marine 300 Series, Inc. The plaintiff had alleged that the Company agreed to charter two jack-up rigs to the plaintiff during 1992 and that the Company breached the agreement by failing to charter the rigs resulting in damages in excess of $14,500,000. In August 1995, Jagson filed a suit against the Company in New Delhi, India that was subsequently withdrawn and filed a second suit in New Delhi against the Company in October 1995 that was dismissed by the court. In May 1996, Jagson filed a third suit against the Company in Bombay, India for the same claim and attempted to attach the MARINE 201, located in India at the time, to the claim. In March 1998, the court dismissed the motion for attachment and in July 2001, the Bombay High Court dismissed the third lawsuit.

         An offshore worker brought a class action suit against the Company and certain of its subsidiaries, and a number of offshore drilling contractors. The suit, Verdin vs. R&B Falcon Drilling USA Inc., et al Civil Action No. G-00-488 in the United States District court for the Southern District of TX, Galveston Division, was filed in August 2000. The plaintiff, previously employed by another defendant in the action, purports to be an "offshore worker" and alleges that a number of offshore drilling contractors have acted in concert to depress wages and benefits paid to their offshore employees. Plaintiff contends that this is a violation of federal and state antitrust laws and seeks an unspecified amount of treble damages, attorney's fees and costs on behalf of himself and an alleged class of offshore workers. The Company has reached a preliminary agreement with the plaintiff's counsel to settle all claims, pending Court approval. As a result of this agreement the Company recorded a $5.1 million provision in June 2001 for this pending litigation. The Company will have to pay an additional $5.0 million if the proposed merger with Pride International, Inc. is not consummated by January 1, 2002. The Company can give no assurance that the court will approve this agreement.

         The Company began operating the MARINE 700 on August 5, 1999 under a five-year contract with Esso, an affiliate of Exxon Mobil Corporation, at an initial dayrate of $130,000 per day plus certain dayrate adjustments. The initial dayrate is subject to a potential increase in years two through five of the contract to the market dayrate for comparable rigs. In years two and three of the contract, the dayrate cannot be greater than $165,000, plus adjustments, and in years four and five, the dayrate cannot be greater than the amount that would make the cumulative revenue greater than $302 million. Dayrates are subject to adjustments for changes in indexed operating cost elements, changes in cost arising from moving the rig outside the U.S. Gulf of Mexico, or changes in personnel requirements. Because the Company and Esso were not able to agree on what increases, if any, the Company would receive for the second year of the contract beginning August 5, 2000 of the MARINE 700 Drilling Contract, the parties agreed to pursue arbitration to determine any increases in the dayrate pursuant to the drilling contract. An arbitration hearing occurred in June 2001, and the arbitrators awarded the Company an increase of $9,000 per day to the base dayrate. A $2.9 million adjustment for the cumulative effect retroactive to August 5, 2000 is included in the second quarter 2001 operating results. The Company and Esso have recently began discussions regarding the dayrate adjustment for the third year of the contact which began August 5, 2001.

         Various other claims have been filed against the Company and its subsidiaries in the ordinary course of business, particularly claims alleging personal injuries. Management believes that the Company has adequate insurance coverage and has established adequate reserves for any liabilities that may reasonably be expected to result from these claims. In the opinion of management, no pending claims, actions or proceedings against the Company or its subsidiaries are expected to have a material adverse effect on its financial position or results of operations.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

(5)      MERGER AGREEMENT

         On May 23, 2001, Marine Drilling Companies, Inc. ("Marine") and Pride International, Inc. ("Pride") entered into an Agreement and Plan of Merger, (the "Merger Agreement"), which sets forth the terms and conditions of the proposed merger of Marine and Pride. Pursuant to the Merger Agreement, Marine will merge (the "Marine Merger"), with and into AM Merger, Inc., a wholly owned subsidiary of Pride ("Merger Sub"), with Merger Sub surviving and Pride will merge with and into PM Merger, Inc., a Delaware corporation and wholly owned subsidiary of Pride (the "Reincorporation Merger"). As a result of the aforementioned mergers, Pride will reincorporate from Louisiana to Delaware, Marine will become a wholly owned subsidiary of Pride, and each outstanding share of common stock of Marine (other than shares owned by Marine or Pride) will be converted into the right to receive one share of common stock of Pride.

         The mergers are intended to constitute reorganizations under the Internal Revenue Code of 1986, as amended, and to be accounted for as a "pooling of interests". Consummation of the mergers are subject to approval by the shareholders of both Marine and Pride. A Form S-4 registration statement was filed August 3, 2001 and a special shareholders meeting is scheduled for September 12, 2001 to vote on the mergers.

(6)      SEGMENT REPORTING

         For reporting purposes the Company defines its segments as shallow water drilling (jack-up rigs) and deepwater drilling (semi-submersibles). The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements included in the Company's annual report on Form 10-K. The Company evaluates the performance of its operating segments based on income before taxes and non-recurring items. Operating income consists of revenues less the related operating costs and expenses, including depreciation and allocated operation support, excluding interest and unallocated corporate expenses. Identifiable assets by operating segment include assets directly identified with those operations.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


      The following table sets forth consolidated financial information with respect to the Company and its subsidiaries by operating segment (in thousands):

                                         JACK-UP          SEMI       CORPORATE &
                                        OPERATIONS     OPERATIONS      OTHER          TOTAL
                                        ----------     ----------    ---------      --------
THREE MONTHS ENDED:

    JUNE 30, 2001
        Revenues                         $ 63,905      $ 33,860      $     --       $ 97,765
        Operating Income (Loss)            34,861        19,213        (4,706)        49,368
        Identifiable Assets               191,879       458,049        16,121        666,049
        Capital Expenditures                4,864           496            55          5,415
        Depreciation & Amortization         5,068         5,972           758         11,798

    JUNE 30, 2000
        Revenues                         $ 28,964      $ 29,998      $     --       $ 58,962
        Operating Income (Loss)             2,272        17,010        (4,344)        14,938
        Identifiable Assets               173,780       471,295        17,591        662,666
        Capital Expenditures                8,805         3,508           276         12,589
        Depreciation & Amortization         4,170         5,943           784         10,897


SIX MONTHS ENDED:

    JUNE 30, 2001
        Revenues                         $119,745      $ 62,894      $     --       $182,639
        Operating Income (Loss)            61,384        34,858        (9,145)        87,097
        Identifiable Assets               191,879       458,049        16,121        666,049
        Capital Expenditures                6,577           914           836          8,327
        Depreciation & Amortization        10,103        11,939         1,464         23,506

    JUNE 30, 2000
        Revenues                         $ 53,868      $ 57,574      $     --       $111,442
        Operating Income (Loss)             3,672        30,448        (8,577)        25,543
        Identifiable Assets               173,780       471,295        17,591        662,666
        Capital Expenditures               25,142         4,453         1,144         30,739
        Depreciation & Amortization         8,267        11,868         1,565         21,700

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

         The Company also provides services in both domestic and foreign locations. The following table sets forth financial information with respect to the Company and its subsidiaries by geographic area (in thousands):

                         AS OF AND FOR THE THREE    AS OF AND FOR THE SIX MONTHS
                          MONTHS ENDED JUNE 30,            ENDED JUNE 30,
                         -----------------------    ----------------------------
                           2001          2000          2001             2000
                         ---------     ---------    -----------      -----------
Revenues:
     United States       $  76,372     $  43,223      $ 142,107      $  77,401
     Australia                 422        15,732         16,306         29,921
     Southeast Asia          3,488            91          6,743          3,197
     India                   6,525            --          6,525             --
     Other Foreign          10,958           (84)        10,958            923
Long-Lived Assets:
     United States         374,284       388,966        374,284        388,966
     Australia                  --       164,978             --        164,978
     Southeast Asia         40,873        43,366         40,873         43,366
     India                 152,810            --        152,810             --
     Other Foreign          18,032        19,504         18,032         19,504

         The Company negotiates drilling contracts with a number of customers for varying terms, and management believes it is not dependent upon any single customer. For the six months ended June 30, 2001 and 2000, sales to customers that represented 10% or more of consolidated drilling revenues were as follows (in thousands):

                                                2001                       2000
                                        ------------------------   ------------------------
                                                      % OF TOTAL                 % OF TOTAL
                                        REVENUE         REVENUE    REVENUE         REVENUE
                                        -------       ----------   -------       ----------
Semi Operations:
 Chevron Australia Pty., Ltd.           $24,921           14%      $31,483           28%

 Esso Exploration, Inc.                  29,105           16%       26,112           23%

Jack-up Operations:
 Applied Drilling Technology, Inc.       36,203           20%       20,167           18%

         As is typical in the industry, the Company does business with a relatively small number of customers at any given time. The loss of any one of such customers could have a material adverse effect on the Company's profitability.

(7)      SUBSEQUENT EVENTS

         On July 13, 2001 the Company reported that its MARINE 4 jack-up rig had a well control incident at Brazos Block #417 in the Gulf of Mexico resulting in an uncontrolled flow of natural gas and salt water from the well bore. One employee of Marine's customer was killed in the incident. The MARINE 304 began drilling a relief well in an attempt to plug the uncontrolled well, however, on August 4, 2001 the well naturally bridged over and is no longer flowing gas. Damage to the MARINE 4 will be assessed once the well is secured and personnel can board the rig. Repair costs are expected to be covered by insurance subject to a $250,000 deductible, plus a loss of hire insurance of $30,000 per day for a maximum of 180 days after a 14 day waiting period.